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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)1

Under the Securities Exchange Act of 1934

DUSA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

266898105

(CUSIP Number)

SRB Management, L.P.
Attn:  Steven R. Becker
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:
Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

___________________________________________________________
1 This filing constitutes Amendment No.1 for Steven R. Becker, and the original filing for all other entities making this filing.  The original filing by Steven R. Becker, dated December 9, 2008, is incorporated herein by reference, except as superseded by this filing.

SCHEDULE 13D

CUSIP No. 266898105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,489,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,489,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 266898105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Greenway Opportunity Fund, (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,332,922
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,332,922
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,332,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 266898105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. SRB Greenway Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 156,279
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 156,279
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,279
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 266898105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,489,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,489,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 266898105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,489,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,489,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 266898105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,489,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,489,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2008, by Steven R. Becker with respect to the common stock (the “Common Stock”) of DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Issuer”).

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  SRB Management, L.P., a Texas limited partnership (“SRB Management”); SRB Greenway Opportunity Fund, (QP), L.P., a Texas limited partnership (“Greenway Opportunity QP”); SRB Greenway Opportunity Fund, L.P., a Texas limited partnership (“Greenway Opportunity, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Greenway Opportunity QP and Greenway Opportunity, L.P. are collectively referred to herein as the “Greenway Funds”.  Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of SRB Management.  Mr. Becker and Mr. Drapkin are also limited partners of SRB Management.  SRB Management is the general partner of, and investment manager for, the Greenway Funds.

(b) The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of SRB Management.  The principal business of SRB Management is serving as the general partner of, and investment manager for, the Greenway Funds and other limited partnerships.  The principal business of each of the Greenway Funds is acquiring and holding an interest in the Issuer and other securities.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 4.	Purpose of Transaction

Item 4 is amended and restated as follows:

The Reporting Persons originally purchased Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, intend to discuss with the Issuer ways in which such undervaluation can be corrected.  The Reporting Persons may engage the Issuer in discussions regarding the Issuer’s assets, business, capitalization, financial condition or operations.

On February 26, 2010, the Greenway Funds delivered to the Vice President of Finance and Chief Financial Officer of the Issuer and to the Secretary of the Issuer a letter dated February 26, 2010 (the “Nomination Letter”) notifying the company of the Greenway Funds’ intention to nominate four (4) persons for election to the Board of Directors of the Issuer (the “Board”) at the 2010 Annual Meeting of stockholders of the Issuer.  In addition, the Nomination Letter contained a stockholder demand for inspection of the stockholder list pursuant to Section 14A:5-28 of the New Jersey Business Corporation Act.  A copy of the Nomination Letter is attached as Exhibit 2 hereto and incorporated herein by reference.  The foregoing description of the Nomination Letter is qualified in its entirety by reference to Exhibit 2.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Based on the above discussions with the Issuer and depending upon certain other factors, including without limitation, general market and investment conditions, the financial performance of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, having discussions with other stockholders and nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a) through (d) of Item 5 are hereby amended and restated as follows:

(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 1,156,035 shares of Common Stock and warrants exercisable for 333,166 additional shares of Common Stock.  Based upon a total of 24,108,908 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 31, 2009, the Reporting Persons’ shares and warrants represent approximately 6.2% of the outstanding shares of Common Stock.

Greenway Opportunity QP owns 1,028,741 shares of Common Stock  and warrants exercisable for an additional 304,181 shares of Common Stock (the “Greenway Opportunity QP Shares”), which together represent approximately 5.5% of the outstanding shares of Common Stock.

Greenway Opportunity, L.P. owns 127,294 shares of Common Stock  and warrants exercisable for an additional 28,985 shares of Common Stock (the “Greenway Opportunity, L.P. Shares”), which together represent approximately 0.6% of the outstanding shares of Common Stock.

The Greenway Opportunity QP Shares and Greenway Opportunity, L.P. Shares are collectively referred to herein as the “Greenway Funds Shares”.

Greenway Opportunity QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity QP Shares.  Greenway Opportunity QP disclaims beneficial ownership of the Greenway Opportunity, L.P. Shares.

Greenway Opportunity, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity, L.P. Shares.  Greenway Opportunity, L.P. disclaims beneficial ownership of the Greenway Opportunity QP Shares.

As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Greenway Funds Shares.  SRB Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Greenway Funds Shares.

As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by SRB Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by SRB Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Neither Mr. Becker nor Mr. Drapkin own any shares of Common Stock directly, and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.  Furthermore, Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Drapkin, and Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Becker.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
Greenway Opportunity QP	12/31/2009	(6,410)	1.5500
Greenway Opportunity QP	2/8/2010	9,968	1.3500
Greenway Opportunity QP	2/24/2010	18,957	1.3337
Greenway Opportunity QP	2/24/2010	15,664	1.4000
Greenway Opportunity QP	2/25/2010	7,565	1.3591
Greenway Opportunity, L.P.	12/31/2009	(792)	1.5500
Greenway Opportunity, L.P.	2/8/2010	1,232	1.3500
Greenway Opportunity, L.P.	2/24/2010	2,343	1.3337
Greenway Opportunity, L.P.	2/24/2010	1,936	1.4000
Greenway Opportunity, L.P.	2/25/2010	935	1.3591

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

On February 26, 2010, the Reporting Persons entered into the Joint Filing Agreement pursuant to which, among other things, the Group agreed to the joint filing on behalf of each of them of statements (including any amendments) on Schedule 13D with respect to the securities of the Issuer.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated February 26, 2010, by and among SRB Management, L.P.; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

Exhibit 2	Nomination Letter, dated February 26, 2010, from the Greenway Funds to the Secretary of DUSA Pharmaceuticals, Inc.
Exhibit 3	Power of Attorney dated January 26, 2010 signed by Matthew A. Drapkin
Exhibit 4	Power of Attorney dated January 26, 2010 signed by Steven R. Becker

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           February 26, 2010

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact